Exhibit 99.1

NICE Introduces Analytics-driven Real-time Customer
Interaction Management Offering

The comprehensive offering, enhanced by recent Fizzback and Merced acquisitions, is based upon NICE’s unique real-time capabilities, enabling enterprises to shape interactions as they occur and impact every stage of the interaction lifecycle for outstanding business value

Ra’anana, Israel, May 2, 2012, NICE (NASDAQ: NICE), announced today that it has introduced an integrated Customer Interaction Management offering, which enhances its current offering with the integration of capabilities from  the recent acquisitions of Fizzback and Merced. Focusing on shaping interactions as they occur, this offering has a unique approach to impact every stage of the interaction lifecycle, helping the organization to be well prepared for the interaction and driving continuous improvement across the enterprise after the interaction.

This comprehensive offering integrates real-time analytics and guidance solutions with complete Voice of the Customer (VoC) and leading workforce optimization (WFO) solutions to provide an enhanced customer experience, greater operational efficiency, increased revenue growth and improved compliance.

With its real-time capabilities, the offering is designed to maximize the value enterprises generate from customer interactions that occur across touch points, including the contact center, web, mobile, back office, branch and retail. NICE customers can deploy the solution on premise or as a Service, leveraging NICE’s experience in dozens of such SaaS deployments across the globe.

Gartner research director, Jim Davies, said, “Fulfilling the needs of the modern day customer requires from organizations a comprehensive view of the customer across all interaction channels and the ability to leverage that information as the interaction takes place. The ability to combine the insights from VoC and workforce performance, and to enable all customer-facing employees to apply them in real time, becomes a key differentiating factor for service organizations.”

Impact During the Interaction

Leveraging real-time capabilities, NICE solutions, including analytics, decisioning, guidance and process automation, shape interactions as they occur. In real time, enterprises can analyze the interaction and apply decisioning based on the understanding of the context of the interaction, as well as customer intelligence, workforce performance data, and other data from enterprise systems, some of which are available prior to the interaction. The solution then helps to ensure that the next-best-action is taken while driving the execution in the most efficient way.

One benefit for an organization is that it can increase revenues by identifying and acting upon sales opportunities during inbound interactions. It uses real-time analytics to understand the context of the call and guide the agent with best practices to provide outstanding service, and assist the agent to make the transition from service to sales by matching the right offer to the agent’s sales skills and the customer’s specific interests.

Preparing for the Interaction

NICE solutions help businesses prepare their workforce to be best positioned to correctly handle each interaction. This begins by having a total and true view of the performance of each employee, derived from analytical and VoC data gathered from previous interactions. With this view, tailored coaching and training can be more effectively implemented. Scheduling can be done automatically taking into consideration predicted interaction volumes, employee skill sets and employee performance.

Driving Improvement for Future Interactions

Upon the conclusion of an interaction, NICE immediately collects the voice of the customer via its direct feedback solution and combines it with data gathered during the interaction. This data is used as a catalyst to take immediate, corrective actions, as well as to drive continuous improvement across the enterprise for better performance during future interactions. These efforts are subsequently validated by a closed loop evaluation to ensure effectiveness.

“The interaction is the decisive moment of customer service, and our enhanced offering is built for that moment by impacting every stage of the interaction lifecycle,” said Udi Ziv, President of the NICE Enterprise Group. “Our solutions are geared to enable an organization to shape customer interactions in real time. This unique approach stands out for the ability to leverage big data and maximize value for enterprises in key business drivers such as customer satisfaction, operational efficiency, compliance and revenue.”

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.